March 26, 2012

VIA EDGAR AND E-MAIL

Alison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
SEC Staff Comments on the Investment Objectives for Certain Portfolios in Post-
Effective Amendment No. 35 to the Registration Statement on Form N-1A of AXA
Premier VIP Trust (File Nos. 333-70754 and 811-10509)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below is the comment that you provided on February 28, 2012 concerning the investment objectives for certain series of AXA Premier VIP Trust (the “Trust”) as described in Post-Effective Amendment No. 35 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 8, 2012, and the Trust’s response thereto.  Your comment is set forth in italics and is followed by the Trust’s response, which is reflected in the attached marked pages showing changes from the corresponding pages included in the Post-Effective Amendment.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

Please note that the Trust will respond to the other comments provided by the SEC staff on the Post-Effective Amendment in a separate response letter.  A response to the comment on the investment objectives is being provided at this time to facilitate final preparation of the Contract prospectuses, which include a description of the investment objectives of the relevant series of the Trust and which are scheduled for printing prior to the Trust’s prospectuses.

1.
Comment: Please revise the investment objectives for the Aggressive Equity, International Equity, Large Cap Core Equity, Large Cap Value, Mid Cap Growth, Mid Cap Value, Small Cap Growth and Small Cap Value Portfolios to conform to the SEC’s plain English requirements in Rule 421 under Regulation C under the Securities Act of 1933.

Response: The Trust has made the requested changes.  Please refer to the attached changed pages, which include the revised investment objectives for each Portfolio listed above.

*	*	*	*	*

Alison White.
March 26, 2012

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
K&L Gates LLP